Exhibit 21

Subsidiaries of Rayonier Advanced Materials Inc.
As of 12/31/2019

Name of Subsidiary	Place of Incorporation
Rayonier A.M. Canada Energy LP	Canada
Rayonier A.M. Canada Enterprises Inc.	Canada
Rayonier A.M. Canada General Partnership	Canada
Rayonier A.M. Canada Industries Inc.	Canada
Rayonier A.M. France SAS	France
Rayonier A.M. Products Inc.	Delaware
Rayonier A.M. Properties LLC	Delaware
Rayonier A.M. Sales and Technology Inc.	Delaware
Rayonier A.M. Tartas SAS	France
Rayonier Performance Fibers, LLC	Delaware
Southern Wood Piedmont Company	Delaware
Spruce Falls Acquisition Corp.	Canada